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                             August 18, 2021

       Alexander Mandel
       Chief Financial Officer
       Fluent, Inc.
       300 Vesey Street
       9th Floor
       New York, NY 10282

                                                        Re: Fluent, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 16,
2021
                                                            File No. 001-37893

       Dear Mr. Mandel:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2020

       Business, page 1

   1. Please describe and name the significant owned and operated digital media properties through which you
conduct your business.
       Definitions, Use and Reconciliation of Non-US GAAP Financial Measures, page 24

   2. We note your presentation of the Non-GAAP measure "Media margin." Please tell us why you believe revenue
is the most directly comparable GAAP measure given that
                                                        Media margin
contemplates costs. It appears that this measure is more akin to a measure of GAAP Gross profit,
and therefore, your reconciliation should begin with this GAAP measure, even if it is
not presented on your consolidated statement of operations. Please revise. Additionally,
please balance your presentation of "Media margin percentage of revenue" with the most
directly comparable GAAP measure in accordance with Item
 Alexander Mandel
Fluent, Inc.
August 18, 2021
Page 2
         10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures.
Results of Operations
Summary, page 27

3. Please balance your presentation of the Non-GAAP measure "Media margin" with the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP
         Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Theresa Brillant at 202-551-3307 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameAlexander Mandel                         Sincerely,
Comapany NameFluent, Inc.
                                                           Division of
Corporation Finance
August 18, 2021 Page 2                                     Office of Trade &
Services
FirstName LastName